CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
HORIZON OIL SANDS PRODUCTION
CALGARY, ALBERTA – September 1, 2010 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces monthly production of Synthetic Crude Oil (“SCO”) at Horizon Oil Sands as follows:

Month	SCO Production (bbl/d)
Q1 2010	86,995
Q2 2010	99,950
July 2010	93,300*
August 2010 forecast	49,000–50,000
*rounded to the nearest hundred

The maintenance required to address localized pipe wall thinning limited to the amine unit, which required a plant wide shut down, was completed in mid August. While the plant was in shut down the Company was able to move forward and complete planned maintenance originally scheduled for late August and September which included furnace pigging cycles and screen changes in the Ore Preparation Plant (“OPP”).

The start up of the Horizon operation after this outage occurred on schedule, however operational start up difficulties were encountered in the OPP.  As a result, full ramp up to design rates were delayed, as the operation was restricted to running on only one of two wet trains in the OPP for a significant period during August.

The second wet train was returned to operations in late August and the company targets production rates at design capacity for September 2010 and the remainder of 2010.

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Naturals’ plans, strategies and prospects.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.
Please refer to the Company’s Interim Report or Annual Information Form for a full description of these risks and impacts.